October 20, 2009
VIA EDGAR
Mr. Jorge Bonilla
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Campbell Strategic Allocation Fund, L.P. (the “Fund”)
File No. 000-22260
Form 10-K for the year ended December 31, 2008
Form 10-Q for the three months ended March 31, 2009
Form 10-Q for the three and six months ended June 30, 2009
Dear Mr. Bonilla:
     I am writing in response to your letter dated September 16, 2009 regarding the Fund’s filings referenced above.
     The following is an item-by-item response to the comments made by the Commission in your letter:
FORM 10-K FOR THE YEAR ENDED DECMEBER 31, 2008
General
1.	Upon our review of the information in the 10K, we feel that the items incorporated by reference are adequately disclosed in the 10K or are no longer valid. In the future, we will remove the reference to the prospectus or if we do reference the prospectus we will comply with filing all corresponding pages from the prospectus as exhibits to the 10K.
2850 Quarry Lake Drive
Baltimore, Maryland 21209
Phone (410)413-2600 - Toll Free 1-800-698-7235 - Fax (410)413-2700

Mr. Jorge Bonilla
Securities and Exchange Commission
October 20, 2009

Item 1, Business, page 1
2.	In future filings, we will include the following discussion:
As a registrant with the Securities and Exchange Commission, the Fund is subject to the regulatory requirements under the Securities Act of 1933 and the Securities Exchange Act of 1934. As a commodity investment pool, the Fund is subject to the regulations of the Commodity Futures Trading Commission, an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry; rules of the National Futures Association, an industry self-regulatory organization; and the requirements of the various commodity exchanges where the Fund executes transactions. Additionally, the Fund is subject to the requirements of futures commission merchants (brokers) and interbank market makers through which the Fund trades.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Policies, page 12
3.	In future filings we will consider expanding our discussion of the observable inputs that are the basis in determining the level of asset or liability recorded under SFAS 157.
Capital Resources, page 13
4.	In future filings we will include the following language in the Capital Resources section on page 13:
The Fund maintains 40-80% of its net asset value in cash, cash equivalents or other liquid positions in its cash management program over and above that needed to post as collateral for trading. These funds are available to meet redemptions each month. After redemptions and additions are taken into account each month, the trade levels of the fund are adjusted and positions in the instruments the Fund trades are added or liquidated on a pro-rata basis to meet those increases or decreases in trade levels.
Liquidity, page 13
5.	In future filings we will add the following language in the Liquidity section on page 13:
As a commodity pool, the Fund posts collateral to support its trading at its futures broker and foreign exchange counterparty. The fund occasionally receives margin calls (requests to post more collateral) from either of these parties, which are met by moving a small portion of the remaining 40-80% of those cash equivalents to the margin accounts. In the past 3 years, the Fund has not needed to liquidate any position as a result of a margin call.

Mr. Jorge Bonilla
Securities and Exchange Commission
October 20, 2009

Results of Operations, page 13
6.	We will provide language similar to the following in the Results of Operations section in future filings:
The following is a discussion of the brokerage and performance fees accrued and paid. During the years ended December 31, 2008, 2007 and 2006, the Fund accrued brokerage fees in the amount of $215,712,348; $348,527,101 and $390,856,239, respectively, and paid brokerage fees in the amounts of $224,283,238; $358,887,478 and $386,684,406, respectively. No performance fees were accrued or paid during the years ended December 31, 2008 and 2007. During the year ended December 31, 2006, the Fund accrued and paid performance fees in the amount of $4,818,187.
Item 11. Executive Compensation, page 29
7.	In future filings, we will include the following language:
The performance fee is paid on the cumulative increase, if any, in the Net Asset Value per Unit over the highest previous cumulative Net Asset Value per Unit (commonly referred to as a “High Water Mark”). In determining the fees in this paragraph, adjustments shall be made for capital additions and withdrawals and Net Assets shall not be reduced by the fees being calculated for such current period. The performance fee is not subject to any clawback provisions. The brokerage fee and performance fee are typically paid in the month following the month in which they are earned. The brokerage fee and performance fee are paid from the available cash at the Fund’s bank, broker or cash management accounts.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters, page 29
8.	In future filings, we will add the tabular format as shown in Item 403 of Regulation S-K as well as include the “Percentage of Class” as shown in the table.
Item 13. Certain Relationships and Related Transactions, page 29
9.	The only Transactions with Related Persons as described in Item 404 of Regulation S-K consisted of fees earned by the general partner and subscriptions into or redemptions out of the Fund by the general partner. We believe Item 11 and Item 12 of the 10K adequately disclose this activity.

Mr. Jorge Bonilla
Securities and Exchange Commission
October 20, 2009

Signatures, page 32
10.	For those signatures signed on behalf of the registrant by persons in their individual capacities, these persons served in those capacities for Campbell & Company, Inc. Gregory T. Donovan is the principal accounting officer. We will include this information in future filings.
Financial Statements and Notes
Note 5. Subscriptions, Distributions, and Redemptions, page 47
11.	The following are restrictions on redemptions. Units are transferable, but no market exists for their sale and none is expected to develop. Monthly redemptions are permitted upon ten (10) business days’ advance written notice to Campbell & Company. We will include this language in future filings and will confirm that in future filings we will label the units on our Statements of Financial Condition as “redeemable.”
Exhibit 31.1 and 31.2
12.	We confirm that our officers signed the certifications in a personal capacity and that we will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence.
     If you have any questions, please call me at 410-413-2654 or our General Counsel, Tom Lloyd, at 410-413-4552. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.

Sincerely,
/s/ Gregory T. Donovan

Gregory T. Donovan Chief Financial Officer